Exhibit 99.1

September 28, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re. Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Private Placements in Israel that are not Material Private Placements

The Company is pleased report in accordance with Regulation 37A(6) of the Securities Regulations (Periodic and Immediate Reports), 1970 and in accordance with Regulation 21 of the Securities Regulations (Private Offering of Securities of a Listed Company), 2000, that a decision of the Board of Directors of the Company was taken on September 23, 2014 (after a decision by the Audit Committee that the foregoing is not an “extraordinary transaction” within the meaning of applicable laws), approving a non-material private placement to a third-party institutional investor (the “Offeree”1) and to Norstar Israel Ltd, a company wholly-owned by Norstar Holdings Inc., the controlling shareholder of the Company (“Norstar Israel” and “Norstar,” respectively and, Norstar Israel together with the “Offeree,” the “Offerees”). On September 23, 2014, the Company entered into separate agreements with each of the Offerees, which set forth the terms and conditions of the issuance of the securities (the “Offering Agreements”), as well as option agreements that set forth the terms and conditions of the warrants being offered to each of them (the “Option Agreements”).

1.	The Securities being Offered and the Number of such Securities

1.1.	1,700,000 ordinary shares, NIS 1 par value each, of the Company will be sold to the Offeree and 700,000 ordinary shares, NIS 1 par value each, will be sold to Norstar Israel (the “Offered Shares”). Based on the issued and outstanding share capital of the Company as of the date of this report, the Offered Shares to the Offeree constitute 0.95%[2] of the issued and outstanding share capital of the Company and of the voting rights therein (0.92% on a fully diluted basis)[3] while the Offered Shares to Norstar Israel constitute 0.39%[4] of the issued and ourstanding share capital of the Company and of the voting rights therein (0.38% on a fully diluted basis).[5]

[1]	The Offeree is not an interested party in the Company and will not become an interested party in the Company as a result of the offering that is the subject of this immediate report.
[2]	After the issuance that is the subject of this report to the Offeree and to Norstar.
[3]	Assuming the exercise of all the options, RSUs, and PSUs granted to officers and employees of the Company and also assuming the issuance of all the shares that are the subject of this report and the conversion of all the warrants that are the subject of this report and the exclusion of 1,046,993 treasury shares held by the Company.
[4]	Refer to footnote 2 above.
[5]	Refer to footnote 3 above

1.2	3,400,000 non-tradeable warrants will be issued to the Offeree and 1,400,000 non-tradeable warrants will be issued to Norstar Israel, each of which will be convertible into one ordinary share, NIS 1 par value, of the Company (the “Offered Warrants”). The shares received from the conversion of the Offered Warrants issued to the Offeree will constitute, based on the outstanding share capital of the Company as of the date of this report, 1.87% of the issued and outstanding share capital of the Company and of the voting rights therein (1.84% on a fully diluted basis)[6]. The shares received from the conversion of the Offered Warrants issued to Norstar Israel will constitute, based on the outstanding share capital of the Company as of the date of this report, 0.78%[7] of the issued and outstanding share capital of the Company and of the voting rights therein (0.76% on a fully diluted basis)[8].

The Offered Shares and the Offered Warrants will be referred to below, collectively, as the “Offered Securities”.

1.3	As of the date of this report, the authorized share capital of the Company is 500,000,000 ordinary shares, the issued and outstanding share capital of the Company is 175,983,223 ordinary shares, and the issued share capital of the Company on a fully diluted basis is 177,188,224 ordinary shares.[9]

2.	Terms and conditions of the Offered Securities

2.1.	The Offered Shares and the shares that will be received from the conversion of the Offered Warrants will be listed on the Tel Aviv Stock Exchange Ltd. (the “TASE”) in the name of the nominee company and will be subject to trading restrictions in accordance with the Israel Securities Law, 1968 (the “Securities Law”) and its regulations, as set forth in section 5 below, and will rank, commencing from the date of their issuance, pari passu in all respects with the issued and outstanding ordinary shares, NIS 1 par value, of the Company.

2.2.	Terms and Conditions of the Offered Warrants

2.2.1.	Each of the warrants is convertible into one ordinary share, NIS 1 par value, of the Company at a conversion price of U.S.$ 13 per warrant (subject to the adjustments set forth below). The conversion period of the Offered Warrants will be from the date of their issuance through December 29, 2014 (the “Conversion Period” and the “Final Conversion Date,” respectively). The warrants are not listed and are non-tradeable, but the Offerees may give notice at the time of exercising the Offered Warrants that the conversion shares are to be allotted to another company under the control of the controlling shareholder of the Offeree or under the control of Norstar or to Norstar itself, as the case may be. The Company has undertaken to maintain in its unissued authorized capital, until the end of the Conversion Period, a sufficient number of ordinary shares for purposes of issuing the convertible shares.

2.2.2.	Restrictions on the conversion date in accordance with provisions of the TASE

Notwithstanding the above, the Offered Warrants will not be convertible on the record date for a distribution of bonus shares, for a rights offering, for a dividend distribution, for a consolidation of capital, for a split of capital or for a reduction of capital (each of the above will hereafter be referred to as a “Company Event”). If the ex-dividend date of a Company Event falls before the record date of a Company Event, the conversion will not take place on the ex-dividend date as stated.

[6]	Refer to footnote 3 above.
[7]	Assuming the issuance of all the shares that are the subject of this report and the conversion of all the warrants granted to Norstar.
[8]	Refer to footnote 3 above.
[9]	Does not include the issuance and conversion of the shares and warrants that are the subject of this report. Includes all of the warrants, RSUs and PSUs granted to officers and employees of the Company. Moreover, the issued and outstanding share capital of the Company includes 1,046,993 treasury shares (which is not reflected in the figure above).

2.2.3.	The Option Agreements contain the following provisions for the protection of the Offerees

2.2.3.1.	Should the Company distribute to its shareholders bonus shares, whose distribution record date (in this section: the “Record Date”) falls prior to the conversion date (not including the conversion date), the rights of the Offerees in relation to the warrants not yet converted through that date will be safeguarded in the following manner: immediately after the Record Date, the number of converted shares to which the Offeree is entitled to receive upon converting the warrants will be increased by the addition of the number of shares to which the Offeree would have been entitled, as bonus shares, had the conversion of the warrants taken place by the Record Date. The conversion price of each warrant will not change as a result of the addition of the shares. The number of conversion shares to which the Offerees will be entitled will only be adjusted in the event of a distribution of bonus shares as stated in this subsection above, but not in the event of any other issuances (including an issuance to interested parties).

2.2.3.2.	In any instance of a rights offering to the ordinary shareholders of the Company in the period from the issuance date of the warrants through the conversion date of the warrants, the number of shares resulting from the conversion of the Offered Warrants will be adjusted for the benefit component in the rights, as expressed in the ratio between the Company’s closing share price on the TASE on the last trading day prior to the “ex-dividend rights” date and the base “ex-dividend rights” share price.

2.2.3.3.	It has been clarified that no adjustment whatsoever will be made with respect to the Offered Warrants in the event of a distribution, as this term is defined in Section 1 of the Companies Law, 1999, including a dividend distribution, not even by means of adjusting the conversion price or the number of conversion shares, except in the event of a distribution of bonus shares as referred to above or in the event of a special dividend distribution in cash, which is not in accordance with the dividend policy of the Company as this will be from time to time (a “Special Dividend”). In the event of the payment of a Special Dividend by the Company to its ordinary shareholders in the period from the issuance date of the warrants through their conversion date, an adjustment will be made on the “ex dividend” date, as set by the TASE, to the conversion price of each warrant not yet converted, in the amount of the dividend versus the price set on the “cum-dividend” date, in accordance with the adjustment formula specified in the TASE guidelines with respect to determining the base “ex-dividend” price.

2.2.3.4.	Should the Company perform a consolidation or split its ordinary shares into shares with a different par value or perform any other manner of recapitalization, the necessary adjustments will be made to the conversion shares.

3.	Consideration for the Offered Securities

3.1.	The price per share of the Offered Shares is U.S.$ 13.25 and the Offered Warrants are being issued for no consideration (as part of a package that also comprises the Offered Shares). The total immediate consideration to which the Company is entitled with respect to the issuance that is the subject of this report amounts to U.S.$ 31,800,000. The additional consideration to be received by the Company assuming the full conversion of the warrants that are the subject of this report will amount to U.S.$ 62,400,000; the consideration was determined in negotiations between the Company and the Offeree. Norstar Israel took no part in determining the aforementioned price.

3.2.	The price set with respect to the Offered Shares is 5.16% higher than the Company’s closing share price on the TASE on September 23, 2014, the trading day prior to publication of this report (when the price was NIS 46.12 (U.S.$ 12.60) per share[10].

3.3.	The economic value of the Issued Warrants (determined according to the Binomial model) is U.S.$ 0.29 and, accordingly, the effective price per share amounts to U.S.$ 12.67, namely, 0.55% higher than the price of the Company’s share on the TASE.

4.	Agreements between the Offerees and holders of the Company’s Shares

To the best of the Company’s knowledge, in accordance with information provided to the Company by the Offerees, there are no agreements, either written or oral, between the Offerees and a holder of the Company’s shares, or others, pertaining to the acquisition or sale of the securities of the Company or pertaining to the voting rights therein, except as set forth below:

Within the framework of the Offering Agreement with the Offeree, the Company has granted the Offeree a “tag-along” right in any private placement (of shares or securities convertible into shares) that the Company will make during the six-month period from the date of the offering that is the subject of this report, on the TASE, on the New York Stock Exchange (NYSE) or on the Toronto Stock Exchange (TSX), under terms and conditions identical to those under which the securities were offered within the framework of the aforesaid private placement, and at a proportional rate to the Offeree’s interest in the Company’s share capital at that time. In addition, the Company has given an undertaking to the Offeree that, in the event of it having made a public offering (of shares or securities convertible into shares) during the six-month period from the date of the offering that is the subject of this report, as a result of which the percentage of the Offeree’s interest in the Company is reduced, and on certain terms stated in the agreement, the Company will offer securities to the Offeree , in a private placement, on the terms of the public offering and in an amount that will restore the Offeree’s percentage interest in the Company to the percentage immediately prior to the public offering.

No such “tag-along” rights have been granted to Norstar Israel.

5.	Details of Trading Restriction Provisions applicable to the Conversion Shares

The Offered Securities will be subject to the trading restrictions in accordance with Section 15C of the Securities Law and the Securities Regulations (Specifically for the purposes of Sections 15A and 15C of the Securities Law), 2000, which are set forth below:

5.1.	A prohibition on selling, in the course of trading on the TASE, the Offered Shares and the conversion shares for a period of six months from the offering date of the shares and from the grant date of the warrants, respectively.

5.2.	During the six quarters following the end of the six months referred to above, each Offeree will be entitled to offer on any trading day an amount of shares that is not to exceed the daily average of the trading turnover on the TASE of the shares of the Company in the eight-week period preceding the sale date, provided that the quantity of shares sold in any one quarter does not exceed one percent of the issued and outstanding share capital of the Company.

6.	Opinion

6.1.	The Company has provided the TASE with an opinion from a lawyer qualified under the laws of the state of New York, pursuant to which, inter alia, in accordance with the provisions of U.S. law, the issuance of the shares arising from an offering of the Offered Securities does not require registration in accordance with the United States Securities Act of 1933, as amended, and that the shares received from the Offered Securities can be resold on the TASE without the imposition of any holding period or restrictions pursuant to the U.S. securities laws.

[10]	Based on the exchange rate published by the Bank of Israel on September 23, 2014.

6.2.	Similarly, the Company has provided the TASE with an opinion from a lawyer qualified under the laws of the province of Ontario, Canada, pursuant to which, inter alia, in accordance with the provisions of Ontario law (a province in Canada) and in accordance with the rules of the Toronto Stock Exchange (TSX), the Company is not subject to the obligation to file a prospectus in connection with the issuance of the Offered Securities in the province of Ontario under the Securities Act (Ontario) or in any other province or territory throughout Canada and that the shares received from the Offered Securities can be resold on the TASE without the imposition of any holding period or any other restriction pursuant to the Securities Act (Ontario), so long as such resale is not performed by a distributor or by means of a public distribution, as defined in the Securities Act (Ontario), in the province of Ontario or in any other province or territory throughout Canada.

7.	The issuance of the Offered Securities is subject to the approval of the TASE for the listing of the Offered Shares and of the shares received from the conversion of the Offered Warrants, and is also subject to the preliminary approval of the Toronto Stock Exchange regarding the private placements being exempt from the the rules of the Toronto Stock Exchange. Both must be received during the twelve business days that follow the signing of the Offering Agreements (unless an extension is agreed to by the parties). Immediately after publication of this immediate report, the Company will submit the aforementioned application to the TASE.

8.	In accordance with the Offering Agreements, the issuance of the Offered Securities will be made on the third business day following the fulfillment of the preconditions referred to in section 7 above.

9.	Summary of the Board of Directors’ Reasons for Approving the Issuance to Norstar Israel

9.1.	The Company appreciates the importance of strengthening the Company’s capital, along with the importance of the debenture issuances that it undertakes from time to time.

9.2.	The offering is at an appropriate price, taking into consideration market conditions (including the current share price and the average share price on the TASE) and also taking into consideration the economic value of the warrants, which are discounted at a rate appropriate for a private placement of this size.

Likewise, the issuance to Norstar Israel is being made under terms and conditions identical to those for the issuance to the Offeree (except for the “tag-along” rights granted only to the Offeree, as referred to above), which is a third party unrelated to the Company, and as such it reflects, in the opinion of the Audit Committee and the Board of Directors of the Company, market conditions.

9.3.	The agreement of Norstar Israel to invest in the Company, on the same terms and conditions as those on which institutional investors are being asked to invest, provides a degree of comfort to outside investors who view this as an expression of confidence on the part of the Company’s controlling shareholder, and which will assist in closing of the offering in a short time-frame and under the terms and conditions requested.

9.4.	The issuance costs of the private placements are negligible, due, inter alia, to there not being any underwriting and distribution costs.

9.5.	The Audit Committee held a discussion in accordance with the provisions of Section 117(1b) of the Companies Law and determined that, in light of the fact that the issuance to a wholly-owned company of the controlling shareholder is being carried out simultaneously with the issuance to the Offeree , which is a third party unrelated to the Company, and on identical terms and conditions, that there is thus no need to conduct additional procedures with respect to the terms and conditions of the offering to Norstar Israel.

9.6.	In light of the aforementioned, the issuance of the Offered Securities to Norstar is in the best interest of the Company.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.